UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 September 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc (the "Company")

12th September 2014

Re: Chairman's Letter to Ordinary Shareholders and Scrip Entitlement Form regarding the Company's Scrip Dividend Offer in respect of the 2014 interim dividend of 18.5 cent per share to be paid on 24th October 2014:

The above documents have been posted to shareholders and are available on the Company's website, www.crh.com. Copies of the documents have also been submitted to the Irish Stock Exchange and to the U.K. National Storage Mechanism. The documents will shortly be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no. + 353 1 677 8808

and at:

http://www.morningstar.co.uk/uk/NSM

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

_____________________

CRH public limited company
(Registrant)

Date: 12 September 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director